Exhibit No. 2

                                   November 18, 1996

VIA FEDERAL EXPRESS

Board of Directors
Mitchell Bancorp, Inc.
210 Oak Avenue
Spruce Pine, North Carolina 28777

Gentlemen:

          I have reviewed your financial results for the September quarter and I have a number of concerns. All numbers and ratios which follow reflect the back-out of the September quarter SAIF charge.

          I.   Rate of Earnings.

          Ex the SAIF charge, our company earned about $.13 per share for the quarter. This rate is only $.52 per share per year, which does not warrant the current $12.25 stock price. It's 23.6 times earnings - too rich. You need to support and enhance stock price in other ways, while building earnings.

          II.  Fully Priced to Book.

          Present book value is $14.93 per share. Our stock presently trades at a "full" value of 82% of book. There is no room for price improvement by this measure either. Other steps must be taken.

          III. Return on Equity.

          With book of $14.93 and expected earnings of $.52 (6/97), the ROE is a paltry 3.5%. Our stock price can not go higher by this measure either. Rule of thumb: if your ROE is no higher than your passbook rate, shareholders are in big trouble!











                        Page 7 of 10 Pages

Mitchell Bancorp, Inc.
November 18, 1996
Page 2

          IV.  Excessive Capital Ratio.

          Your capital ratio is a whopping 39.8%. What do you intend to do about it? Your regular dividend rate is only $.40 per share per year for a current yield of only 3.27%. You could increase that now. More importantly, you need to pay a special dividend of $7.00 to $10.00 per share. You have seen numerous examples of $3.00-$10.00 special dividends paid by thrifts recently. Hillsborough Savings in North Carolina just announced a $7.00 special dividend - they had only a 28.2% capital ratio, only 70% of yours. Have you made any agreement with regulators which would preclude you from moving forward on a special dividend (return of capital) for a minimum of one year?

          V.   Share Repurchase.

          Our stocks price (discount to book) and company capital ratio call for substantial share repurchase. Your first six months are over in January. What is your philosophy on the subject?

          See the enclosed Trident article regarding IV and V above.

          VI.  Excessive NPA's.

          Although down 86 basis points from March, current NPA's at 2.54% of assets remain way too high. What measures, aggressive I trust, are you taking to reduce these below 1.00%?

          If you cannot triple, at least, the paltry 3.5% ROE in the near future, I urge you to explore the strategic alternative of aligning Mitchell with a larger financial institution upon your one year anniversary. A substantial premium over the current stock price could be obtained for all shareholders by such sale of the company. You should first reduce capital considerably. A $9.25 special dividend would get you to a 15.1 capital ratio.










                        Page 8 of 10 Pages

Mitchell Bancorp, Inc.
November 18, 1996
Page 3

           I hope to hear from you soon regarding my concerns.
Additionally, please advise me how much of your $20.3 million in deposits were in CD's?

                                        Sincerely,



                                        Jerome H. Davis
                                        (Signature)

cc:  Calvin F. Hall,
      President/Director
     Edward Ballew, Jr.
      Executive VP/CEO/Director
     Emma Lee M. Wilson,
      Assistant Managing Officer
     Baxter D. Johnson,
      Director
     Lloyd Hise, Jr.
      Director


























                        Page 9 of 10 Pages

          This page contains a copy of an article published by Trident Securities, Inc. on October 29, 1996 and contained in its investment bankers trade circular (Vol. 1, No. 3).









































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